Exhibit 12.3

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$48,466	$61,005	$242,675	$105,006	$179,140	$148,817	$123,234
Fixed charges less capitalized interest	59,157	60,572	239,844	231,934	242,357	262,978	280,018
Distributed income of equity investees	4,538	3,035	21,866	15,995	17,074	9,586	4,959
Equity in losses of equity investees for which charges arise from guarantees	—	(173)	(63)	(44)	—	—	(1,646)
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(65)	(796)	(273)	(3,069)	(3,729)	(4,158)	(4,203)
Total earnings	$112,096	$123,643	$504,049	$349,822	$434,842	$417,223	$402,362

Fixed charges (1):
Interest expense (2)	$59,157	$60,506	$239,844	$231,934	$242,357	$262,978	$280,018
Capitalized interest	1,198	1,387	7,246	5,837	2,671	4,955	3,577
Total fixed charges	$60,355	$61,893	$247,090	$237,771	$245,028	$267,933	$283,595

Ratio of earnings to fixed charges	1.86	2.00	2.04	1.47	1.77	1.56	1.42

(1)    The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.
(2)    Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.